VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

7 March 2008

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

08001286

Simon Hulls
Corporate Services Officer

Tel: +61 3 9667 6520
Fax: +61 3 9660 1764
Email: Simon_Hulls@vrl.com.au

Encls

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

30 January 2008

ALL SAQ SHAREHOLDERS TO BE TREATED EQUITABLY BY VRL AS SAQ SHARES GO EX-DIVIDEND

Key points:

- *All SAQ shareholders who accept the offer will receive $6.50 - either wholly from VRL, or $6.35 from VRL plus the 15 cents per share dividend from SAQ*
- *After 1 February, VRL will bid $6.35 per share ex the 15 cents per share dividend*
- *VRL is currently entitled to 41.25% of SAQ*

Village Roadshow Limited ("VRL"), which is currently entitled to 41.25% of Sydney Attractions Group Limited ("SAQ"), announced today details of the consequences of the interim dividend recently declared by SAQ on its takeover offer, which is scheduled to close on 14 February 2008.

The SAQ dividend of 15 cents per share will be paid on 14 February 2008. The record date for determining entitlements to the dividend is 7 February 2008 and the date from which SAQ shares will trade "ex dividend" on the Australian Stock Exchange ("ASX") will be 1 February 2008.

All SAQ shareholders who accept the offer will receive $6.50 - either wholly from VRL, or $6.35 from VRL plus the $0.15 dividend from SAQ. **Under no circumstances will SAQ shareholders be able to receive more than $6.50 in aggregate under VRL's offer or via selling to VRL on ASX.**

VRL notes SAQ's half-year results, announced to the market on 24 January 2008, revealed that the declared dividend exceeded the reported net profit after tax and that the net profit was boosted by a non-recurring reversal of a prior impairment charge.

As a result of SAQ's declaration of an interim dividend, and its timing, SAQ shareholders should be aware of the three scenarios set out below:

1. VRL has been buying shares in the ordinary course of trading on ASX at $6.50 per share and will continue to do so until close of trading on 31 January. Because SAQ shares go "ex dividend" on 1 February, with effect from the opening of trading on 1 February, VRL will bid $6.35 per share. SAQ shareholders selling on ASX on or after 1 February will retain their 15 cent dividend. VRL cannot, by law, offer current SAQ shareholders a higher amount than it paid to those who sold previously, and this action is consistent with that requirement.

2. In relation to takeover acceptances received by VRL (that is, from SAQ shareholders who have not sold on ASX) up to and including 6 February 2008, these shareholders will have their transfers processed by VRL and lodged with SAQ's share registry on 7 February 2008 so that VRL will receive the dividend paid on the shares the subject of those acceptances. Those SAQ shareholders will be paid $6.50 per share within 7 days of their acceptance.

3. All acceptances received by VRL on and after 7 February 2008 will be entitled to retain their 15 cents per share dividend from SAQ, and on this basis VRL will pay $6.35 per SAQ share for those shares.

VRL confirms that, following further receipts of acceptances from SAQ shareholders, and on-market acquisitions at the $6.50 per share (cum dividend) offer price, VRL has now taken its interest in SAQ to 41.25%.

The $6.50 per share offer price (cum dividend) is VRL's last and final price under the offer and VRL cannot, by law, provide further increases in the consideration under the offer.

Media Contact:

Cosway Australia

Tony Boyd
0408 723 763

1 February 2008

Dear Sydney Attractions Group ("SAQ") Shareholder

I am writing to inform you that, if you wish to receive **$6.50** under Village Roadshow Limited's (VRL) takeover offer for your SAQ shares, you must sign and return your acceptance form so that it is received by no later than close of business on **Wednesday 6 February 2008**. A copy of VRL's announcement dated 30 January 2008 regarding the impact of SAQ's interim dividend on the takeover offer is attached to this letter.

In the light of current and recent stock market turmoil around the world, VRL considers the takeover offer to be very attractive. SAQ's Board has stated that SAQ's share price *"may in the short term fall back to its pre bid levels of $5.61–6.00"* in the absence of VRL's offer and, given current market volatility, VRL's view is that this outcome is now highly likely. VRL's Offer gives SAQ Shareholders the ability to sell their SAQ shares at a very high premium to the level SAQ shares were trading at pre-bid and getting paid within 7 days (with no broker fees).

VRL currently holds a 43.78% interest in SAQ.

In relation to SAQ's half year results to 31 December 2007, VRL has four comments:

1. VRL left its offer open so that SAQ shareholders could see whether admission numbers would increase in accordance with SAQ management guidance in SAQ's Target Statement. However, admission numbers at SAQ's core attractions declined – a 6% drop at Sydney Aquarium, a 5% drop at Sydney Tower and a 17% drop at Skywalk. Other than the financially immaterial Manly Ocean World, the claimed "growth" by SAQ was not a like for like comparison. Sydney Wildlife World (SWW) only operated for 14 weeks in 2006 (163,000 admissions) while the admission numbers to December 2007 are for 26 weeks (288,000 admissions). Similarly, Koala Gallery operated for 3 weeks in 2006 and 26 weeks to December 2007. VRL believes that overall SAQ admission numbers were flat or even negative in the current period.

2. According to the statement of cash flows lodged by SAQ, even after extensive cost cutting, on a pre tax basis cash flow from operating activities **reduced** from the December 2006 half year.

3. The EBITDA from SWW barely covers the interest on the debt incurred by SAQ in establishing SWW, let alone contribute towards repayment of principal or the depreciation of SWW assets.

4. SAQ only achieved its reported net profit after tax of $3.2 million by writing back a $759,000 non cash asset impairment incurred in a prior year.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VRL urges SAQ shareholders to accept VRL's Offer. If you wish to receive **$6.50** under the Offer, please sign and return your acceptance form so that it is received by **Wednesday 6 February 2008**. If you have any questions about VRL's offer or require a replacement acceptance form, please call on 1800 104 758 or +61 2 8268 3691.

If you wish to accept the takeover offer, and your form is received *after 6 February 2008*, then you will, in accordance with the attached announcement, receive **$6.35** under VRL's takeover offer. The offer is currently scheduled to close on 14 February 2008.

The $6.50 price (cum dividend) is VRL's last and final price under the offer and VRL cannot, by law, further increase the price under the offer.

Yours sincerely

John Kirby
Chairman

1 February 2008

SAQ TAKEOVER OFFER

In light of the announcement late this afternoon by SAQ that its Board now recommends SAQ shareholders accept the offer by Village Roadshow Limited ("VRL"), VRL will not be mailing the letter to SAQ shareholders, which was lodged with ASX this afternoon.

VRL welcomes the announcement by the SAQ Board. VRL will consider the impact of that announcement on its offer, which is scheduled to close on 14 February 2008. VRL will make a further announcement about the SAQ takeover offer early next week.

RECEIVED

2008 MAR 17 A 9:22

4 February 2008

Village Roadshow welcomes Sydney Attractions Group's Board recommendation of takeover offer

VRL to restructure SAQ board and review operations

Village Roadshow Ltd (VRL) welcomes the recommendation of the Sydney Attractions Group (SAQ) board of directors that SAQ shareholders accept its takeover offer before it closes on February 14.

The SAQ board of directors on Friday said they intended to accept the VRL offer in respect of shares they owned and controlled. They said SAQ shareholders would likely be better off accepting the offer of $6.50 per share than remaining minority shareholders.

VRL chief executive Graham Burke welcomed the decision by the SAQ board to recommend the VRL offer and the endorsement of the offer by SAQ's retail and institutional shareholders.

"This is a compelling offer and provides remaining SAQ shareholders with an opportunity to realise value that would not otherwise be available at a time of great uncertainty in financial markets, and to exit a stock with reduced liquidity" Mr Burke said.

Mr Burke said upon formally obtaining 50%, VRL would proceed with the plans outlined in its Bidder's Statement including changes to the SAQ board of directors to reflect VRL's control of SAQ, and a review of all SAQ's operations.

The following VRL executives will be appointed to the SAQ board: chief operating officer, Peter Foo, chief executive of VRL Theme Parks Division, John Menzies and chief marketing officer of VRL, Tim Carroll (biographies at end).

Mr Burke said the newly constituted board of directors of SAQ would undertake a review of SAQ's businesses, operations and capital requirements to verify VRL's current understanding of the facts, information and circumstances concerning SAQ's activities and outlook, assets and employees.

"Only after this review is completed will VRL be able to determine the appropriate course for SAQ's businesses, and whether other strategies are desirable."

VRL confirms that its current ownership interest in SAQ is 43.79%. VRL's offer is currently scheduled to close on 14 February 2008. The offer price of $6.50 (cum dividend) will become $6.35 (ex dividend) from 7 February 2008 and is VRL's last and final price under the offer. VRL cannot, by law, provide further increases in the consideration under the offer.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VRL Executive Biographies

- **Peter Foo – Chief Operating Officer of VRL.** Peter has 29 years of experience in the management and finance of all facets of the VRL Group. Peter joined VRL in 1978 and has served as its Finance Director from 1998 to 2007 and its Chief Operating Officer since 2007. Peter is also a director of Austereo Group Limited and of each of VRL's major subsidiaries and associated companies.

- **John Menzies – Chief Executive Officer of VRL Theme Parks Division**. John has more than 30 years of experience in the theme park industry. He has been a key driver behind the development of Sea World into a leading marine mammal park, the creation of Warner Bros. Movie World and the transformation of Wet'n'Wild Water World into one of the leading water parks in the world. John has outstanding creative and business skills in relation to theme parks, particularly in building new attractions, such as the very successful Australian Outback Spectacular operating on the Gold Coast, and reorienting existing attractions.

- **Tim Carroll – Chief Marketing Officer of VRL**. Tim has extensive experience in marketing and customer relationship management with 20 years in the industry. At VRL, Tim has conducted many successful marketing campaigns across VRL Group's portfolio, in particular in VRL Theme Parks division. Tim is also an alternate director of Austereo Group Limited.

VILLAGE ROADSHOW LIMITED

8 February 2008

VILLAGE ROADSHOW LIMITED ANNOUNCES COMPLETION OF MERGER BETWEEN VILLAGE ROADSHOW PICTURES GROUP AND CONCORD MUSIC GROUP

Village Roadshow Limited (VRL) announced today that Village Roadshow Pictures Group (VRPG) and US based music group, Concord Music Group (Concord) have completed their merger into a new diversified entertainment group, Village Roadshow Entertainment Group (VREG), which will have VRL as the largest shareholder. Concord is owned by Hollywood-based entertainment entrepreneurs, Norman Lear and Hal Gaba.

While VRPG and Concord will continue to operate as separate entities, the combination of these complementary film and music assets under common ownership provides compelling cross-platform opportunities. The union also creates a scalable corporate infrastructure enabling operating efficiencies and growth.

VREG is owned by Village Roadshow Limited (VRL), Act III Entertainment (a media investment firm co-owned by Norman Lear and Hal Gaba), Lambert Entertainment (owned by Michael Lambert), and private equity firms, Tailwind Capital Partners and Clarity Partners.

Hal Gaba, Chairman of Concord, and Graham Burke, CEO of VRL, will be Co-Chairmen of VREG. Long time VRL executive and CEO of VRPG, Greg Basser, will serve as CEO of VREG.

"There is a strong strategic fit between motion pictures and music content. The union will couple a broad film library with a vast catalogue of master recordings and publishing rights," said both John Kirby, Chairman of VRL, and Graham Burke. "We back people we believe in. With Concord management and the seasoned Village Roadshow Pictures Group executive team we have a combined music and film powerhouse that has an exciting future."

Norman Lear, Act III Chairman added: "Throughout my life, I've seen amazing things happen when creative people come together. The passion and expertise exhibited by the folks at Concord and Village Roadshow Pictures have separately produced great results. I can't wait to see what happens as these two forces unite."

Glen Barros will continue in his role as President & CEO of Concord. Over the past few years, Concord has experienced significant growth and is one of the world's largest independent music companies.

2007 saw further growth for Concord and the successful launch of the Hear Music joint venture label with Starbucks Entertainment, building upon a number of successful collaborations such as the Ray Charles' *Genius Loves Company* project which won eight Grammy awards, including album and record of the year with 5.5 million in worldwide sales. Musical icons Paul McCartney, Joni Mitchell, and James Taylor and 'indie' star Sia have all seen successful releases on this new jointly-owned label.

In a sign of its strength and unique position within the music industry, Concord significantly increased its market share and sales in 2007 fuelled by both the new Hear Music joint venture and the continued strength of the company's catalogue and recent new releases.

Bruce Berman, Chairman and CEO of Village Roadshow Pictures Entertainment and Greg Basser will continue to lead the successful VRPG film production and financing business.

VRPG, which has co-produced more than 57 theatrical motion pictures that have grossed more than A$8.2 billion at the box office, consistently provides quality content and entertainment with worldwide appeal. VRPG's *Happy Feet* won an Oscar® for best animated feature at the 2007 Academy Awards.

Said Graham Burke: "VRPG with its partner, Warner Brothers, has had fantastic success with the Will Smith smash hit holiday feature *I Am Legend* which has been the number one film across the world this Christmas season with worldwide box office of over US$560 million (A$628 million) and is continuing to rack up ticket sales. This gives VRPG an excellent lead into our next two releases: the Wachowski Brothers' directed *Speed Racer*, *Get Smart* starring Steve Carell and *Happy Feet Two* is looming on the horizon."

The proposal to merge the two businesses was previously announced to the market on September 3, 2007.

All commercial consents and conditions associated with the deal have been successfully concluded including the finalisation of the J P Morgan financing facility.

Under the final terms of the merger agreement VRL has reduced its equity to 40.894% and will receive US$47.81(A$53 million) in cash on closing. VRPG will be deconsolidated from the VRL group and the earnings from the merged entity going forward will be equity accounted. The deconsolidation of VRPG from the VRL group is expected to give rise to a one off accounting profit for the 2008 financial year of approximately A$200m.

"We have created a more powerful entertainment company which will complement the great work we are doing in our theme parks division which is poised for a new phase of growth," said Mr Burke.

Media enquiries:
Tony Boyd, Cosway Australia
Mobile: 0408 723 763

EDITOR'S NOTES:

About Concord Music Group

Concord Records, established in 1973, has long been regarded as one of the world's premier producers of jazz and traditional pop. In 2004, Concord Records acquired and merged with Fantasy, Inc., home to one of the world's most prestigious catalogues of jazz, blues, R&B and rock music, to create the Concord Music Group. The following year, in December 2005, Concord acquired Telarc International Corporation, a leader in classical and jazz recordings for over 25 years.

Today, Concord is one of the largest independent record companies in the world and keeper of an extraordinarily rich, and, in many cases, historically significant, catalogue of recordings from some of the most admired and enduring names in music. Concord is also the holder of a prominent catalogue of music publishing rights. With over 5,000 albums, Concord's catalogue of master recordings includes titles by such legendary artists as Ray Charles, Rosemary Clooney, Count Basie, David Brubeck, John Coltrane, Creedence Clearwater Revival, Miles Davis, Duke Ellington, Bill Evans, Ella Fitzgerald, Vince Guaraldi, Isaac Hayes, Manhattan Transfer, Thelonious Monk, Tito Puente, Mel Torme, Little Richard, and Otis Redding. Concord's current recordings and releases include such world-class artists as George Benson, Dave Brubeck, Chick Corea, Michael Feinstein, John Fogerty, Boney James, Al Jarreau, Erich Kunzel, Sergio Mendes, Ozomatli, The Rippingtons, Sonny Rollins, Angie Stone, Spyro Gyra, Dionne Warwick, and many more.

In 2007, Concord launched Hear Music, a joint venture label with Starbucks Entertainment. The first releases under this label were new recordings by Paul McCartney, Joni Mitchell, James Taylor and Sia. In the future, the label will feature a full line up of recordings by new and established artists in multiple genres.

About Village Roadshow Pictures Group

Village Roadshow Pictures Group is a leading independent co-producer and co-financier of major Hollywood motion pictures, having produced in excess of 57 films since its establishment in 1997 including, as co-productions with Warner Bros., *The Matrix* trilogy, *I Am Legend,* the *Ocean's* series, *Happy Feet, Mystic River, Analyze This, Miss Congeniality, Two Weeks' Notice* and *Charlie and the Chocolate Factory.*

VRPG self distributes its filmed entertainment through affiliates in several territories around the world including Australia, New Zealand, Greece and Singapore. Village Roadshow Pictures Group continues its success across many genres, grossing worldwide box office receipts of more than $8.2 billion to date.

13 February 2008

RESPONSE TO MEDIA SPECULATION

Village Roadshow Limited confirms that it is in very preliminary non-binding discussions with MFS Living and Leisure Group ("MPY") in relation to certain MPY assets.

Web Site: www.villageroadshow.com.au

RECEIVED
2008 MAR 17 A 9:25

14 February 2008

VILLAGE ROADSHOW TAKES CONTROL OF SYDNEY ATTRACTIONS GROUP AND EXTENDS TAKEOVER OFFER

Village Roadshow Limited ("VRL") announced today that it had formally obtained control of Sydney Attractions Group Limited ("SAQ") under its takeover offer. VRL's interest in SAQ now stands at 71.92%.

VRL will assume control of the SAQ Board on Friday 15 February 2008, and will implement a business review of SAQ, in accordance with its bidder's statement.

As a result of VRL's voting power in SAQ having increased to more than 50% within the last 7 days of the takeover offer period (VRL's voting power in SAQ increased above 50% on 12 February 2008), under the *Corporations Act*, the offer period is automatically extended so that it ends 14 days after 12 February 2008. A copy of the notice (required under section 624(2) of the *Corporations Act*) to be given to SAQ and to those who have not accepted the offer is attached. In addition, VRL has extended the closing date for the takeover offer so that the offer period now ends on Friday 29 February 2008. A copy of VRL's notice under section 650D of the *Corporations Act* is also attached.

There have been many calls made to the SAQ takeover information line since the recommendation by the SAQ Board to accept VRL's takeover. In order to give all remaining SAQ Shareholders an opportunity to accept VRL's takeover offer, VRL will shortly be mailing a replacement Acceptance Form to all remaining SAQ Shareholders. VRL urges SAQ Shareholders to sign and return the Acceptance Form before the end of the offer period.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

15 February 2008

To: Sydney Attractions Group Limited

And to: Each Sydney Attractions Group ("SAQ") Shareholder who has not accepted the offer

I am writing to inform you that Village Roadshow Limited ("VRL") now owns more than 50% of the shares in SAQ. VRL has moved to take control of the SAQ Board, and to implement a review of SAQ's business, in accordance with VRL's previous announcements and VRL's Bidder's Statement.

As a result of VRL's voting power in SAQ having increased to more than 50% within the last 7 days of the takeover offer period (the increase having occurred on 12 February 2008), under the *Corporations Act* the offer period is automatically extended so that it ends 14 days after 12 February 2008. In addition, VRL has extended the closing date for the offer, so that it now ends at 5:00 pm on Friday 29 February 2008.

SAQ Shareholders should note that the SAQ Board has recommended that you accept the VRL offer. The SAQ Board believes that Shareholders are likely to be better off accepting the offer than remaining minority shareholders. The SAQ Directors intend to accept in respect of shares they own and control.

In order to allow all remaining SAQ Shareholders the opportunity to accept VRL's bid, I also enclose a new Acceptance Form for your shares in SAQ. The price per SAQ share on this form is $6.35. This follows VRL's announcements regarding the effect of the recent 15 cents per share dividend declared by SAQ. Because the record date for determining entitlements to the dividend has now passed, the offer price for your shares is now "ex dividend". Any acceptances received by VRL will be paid at $6.35 per share and you may keep the February 2008 dividend.

The $6.35 per share offer price (ex dividend) is VRL's last and final price under the offer and VRL cannot, by law, provide further increases in the consideration under the offer. VRL urges SAQ Shareholders to accept VRL's offer. The recommended all-cash offer is an opportunity to realise value at a time of great uncertainty in financial markets and, given VRL has obtained more than 56% of SAQ, exit a stock with reduced liquidity. SAQ Shareholders who do not accept the offer face the potential of holding an illiquid stock with a share price at or below pre-bid levels of $5.61 - $6.00.

If you have any questions in relation to the offer please call 1800 104 758 or +61 (0)2 8268 3691.

Yours sincerely

John Kirby
Chairman

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

ABN 43 010 672 054

NOTICE OF VARIATION OF OFFER (EXTENSION OF OFFER PERIOD)

SECTION 650D OF THE CORPORATIONS ACT 2001

TO: Sydney Attractions Group Limited

Village Roadshow Limited gives notice under section 650D of the *Corporations Act* 2001 (Cth) that:

(a) it varies the offers dated 26 September 2007 under its off-market takeover bid for all of the ordinary shares in Sydney Attractions Group Limited (**Offers**) to which its bidder's statement dated 11 September 2007 (**Bidder's Statement**)* relates by extending the Offer Period (as extended to 26 February 2008 pursuant to section 624(2) of the *Corporations Act*) by three days so that it ends at 5.00pm Melbourne time on 29 February 2008 (unless further extended); and

(b) the terms of the variation are as follows:

  (i) replace the date '14 February 2008' wherever appearing in the Bidder's Statement (including without limitation in the front cover, the 'Important Information', the 'Letter from Village Roadshow Limited Chairman', and 'Summary of the Offer and how to accept') with the date '29 February 2008';

  (ii) replace four months and eighteen days' wherever appearing in clause 1.4 of Part 2 of the Bidder's Statement with five months and two days'; and

  (iii) replace the date '14 February 2008' with the date '29 February 2008' wherever it appears in the Acceptance Form.

A copy of this notice was lodged with the Australian Securities and Investments Commission on 14 February 208. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

DATED: 14 February 2008

SIGNED by no fewer that 2 of the directors of Village Roadshow Limited authorised to sign this notice by a resolution passed at a directors' meeting.

....	....
Robert Kirby	Graham Burke
Director	Director
Village Roadshow Limited	Village Roadshow Limited

* Terms used in this notice (unless otherwise defined) have the meanings given in the Bidder's Statement.

Web Site: www.villageroadshow.com.au

2008 MAR 17 A 9:25

19 February 2008

VILLAGE ROADSHOW ACHIEVES 90% OWNERSHIP OF SYDNEY ATTRACTIONS GROUP - WILL PROCEED TO COMPULSORY ACQUISITION

Village Roadshow Limited ("VRL") announced today that its interest in Sydney Attractions Group Limited ("SAQ") under its takeover offer was 91.74%.

As a result of exceeding a 90% interest in SAQ, VRL will now proceed to compulsorily acquire all remaining shares in SAQ.

VRL also announces that it will not extend the closing date of its offer for SAQ. VRL's takeover offer will close on 29 February 2008 and will not be extended.

Remaining shareholders in SAQ are urged to accept VRL's offer by signing and returning the Acceptance Forms recently sent to them. Shareholders who accept VRL's offer before it closes on 29 February will be paid their consideration within seven days. Shareholders who do not accept VRL's takeover offer will have their shares acquired pursuant to the compulsory acquisition process under the *Corporations Act.* Those shareholders will only receive payment for their shares at the end of that exercise.

Shareholders who have any questions should contact the Sydney Attractions Group takeover information line on 1800 104 758 or +61 (2) 8268 3691.

28 February 2008

To: Company Announcements Office
Australian Securities Exchange

By: Electronic lodgement

Announcement of Half-Year Results – December 2007

Half-year information given to ASX under Listing Rule 4.2A

Attached are the following documents for the Company's results for the half-year ended 31 December 2007:

- Appendix 4D – Half-Year Report;
- Press Release on Half-Year Report; and
- Financial Report and Directors' Report for the half-year ended 31 December 2007 together with the Independent Review Report.

This information should be read in conjunction with the most recent Annual Report of the Company for the financial year ended 30 June 2007.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

RULE 4.2A.3

APPENDIX 4D

Half-Year Report

Introduced 1/1/2003.

Name of entity:

Village Roadshow Limited

ABN:

43 010 672 054

1. Reporting period

Half-year ended ('reporting period'):

31 December 2007

Previous half-year ended ('previous corresponding period'):

31 December 2006

2. Results for announcement to the market

					$A'000
2.1	Revenues from continuing operations	Up	60%	To	633,100
2.2	Profit (loss) after tax from continuing operations	Up	55%	To	60,508
2.3	Net profit (loss) for the period attributable to members	Up	27%	To	45,306

Dividends (distributions)		Amount per security	Franked amount per security
2.4	Interim dividend declared – Ordinary shares	7.5 cents	7.5 cents
	– Preference shares	7.5 cents	7.5 cents
	Special dividend declared – Ordinary shares	10.0 cents	10.0 cents
	– Preference shares	10.0 cents	10.0 cents
2.5	+Record date for determining entitlements to the dividend	20 March 2008	

2.6 Brief explanation of any of the figures reported above:

Refer attached Press Release on Half-Year Report for further details.

3. Net tangible assets per security

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	($4.71)	($3.32)

Note: Net tangible asset backing shown above excludes the value of Radio Licences and Film Library assets. Including these assets, the NTA per ordinary security is $0.79 (2006: $1.24).

4. Entities over which control has been gained or lost

Control gained over entities

4.1	Name of entity (or group of entities)	Acquisition of remaining 50% of the Roadshow Distributors Pty. Ltd. Group – refer Note 10 in attached Half-Year Accounts for details.
4.2	Date from which control was gained	25 July 2007
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the date control was gained to the end of the current period	$16.5 million
4.4	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities

4.5	Name of entity (or group of entities)	N/A
4.6	Date from which control was lost	
4.7	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the beginning of the current period to the date control was lost	$
4.8	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

5. Dividends

5.1 Dividends declared subsequent to half-year end

Date the dividends are payable: 14 April 2008

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Interim dividend:	Ordinary shares	7.5 cents	7.5 cents	Nil
(Payable April 2008)	Preference shares	7.5 cents	7.5 cents	Nil
Special dividend:	Ordinary shares	10.0 cents	10.0 cents	Nil
(Payable April 2008)	Preference shares	10.0 cents	10.0 cents	Nil

	Current period $A'000	Previous corresponding Period $A'000
+Ordinary securities *(each class separately)*	24,677	-
Preference +securities *(each class separately)*	17,159	-
Other equity instruments *(each class separately)*	–	-
Total	**41,836**	-

5. Dividends (continued)

5.2 Dividends paid

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Interim dividend:	Ordinary shares	9.0 cents	9.0 cents	Nil
(Paid December 2007)	Preference shares	12.0 cents	12.0 cents	Nil
Special dividend:	Ordinary shares	34.0 cents	34.0 cents	Nil
(Paid December 2006)	Preference shares	37.0 cents	37.0 cents	Nil

	Current period $A'000	Previous corresponding Period $A'000
+Ordinary securities *(each class separately)*	12,691	51,871
Preference +securities *(each class separately)*	12,970	40,535
Other equity instruments *(each class separately)*	--	--
Total	**25,661**	**92,406**

6. Dividend reinvestment plans

Dividend reinvestment plans in operation	N/A
The last date(s) for receipt of election notices for participation in any +dividend reinvestment plans	N/A

7. Details of associates and joint venture entities

Equity accounted associates and joint venture entities	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax	
Name of entity	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(3)	8
Dartina Development Ltd.	50.00%	50.00%	1,765	1,850
Radio Newcastle Pty Ltd	50.00%	50.00%	1,052	769
Roadshow Distributors Pty Ltd [1]	-	50.00%	2,038	10,592
VRGCC Holdings LLC	50.00%	50.00%	(1,054)	-
Other [2]	N/A	N/A	(61)	250
			3,737	**13,469**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	89	36
Tasmanian Cinemas Partnership	50.00%	50.00%	(157)	(115)
			(68)	**(79)**
Total			**3,669**	**13,390**
Other Material Interests			N/A	N/A
Total			**N/A**	**N/A**

Notes:

1. Village Roadshow Ltd. acquired the remaining 50% ownership of the Roadshow Distributors Pty. Ltd. group ("RD group") effective from 25 July 2007. For the half-year ended 31 December 2007, the RD group has been equity-accounted to 25 July 2007, and consolidated from that date onwards.
2. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the period.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

28 February 2008

VRL continues growth path

- **Continuing operations profit after tax up 55%**
- **Declares interim and special dividends totalling 17.5c per share**
- **Completes VRPG/Concord merger**
- **VRL achieves control of Sydney Attractions Group**
- **Solid foundation for further growth**

Village Roadshow Limited ("VRL") today announced a strong performance from its operating divisions underpinning a net profit after tax of $45.3 million for the half year ended 31 December 2007 compared to $35.6 million for the prior period.

Highlights for the half-year

- Fully franked interim dividend of 7.5 cents per share on both the Ordinary and Preference shares will be paid in April 2008.
- Fully franked special dividend of 10 cents per share on both the Ordinary and Preference shares will be paid in April 2008.
- VRL moved to 100% ownership of Roadshow Film Distribution Group.

Third quarter developments

- VRL completed the merger between VRPG and Concord realising $53 million in cash.
- Investment in SAQ now exceeds 97% and VRL will move to compulsory acquisition to attain 100%.
- Preference share buyback completed in January 2008, Ordinary share buyback planned to commence in April 2008.

Announcing the result, VRL Group Chairman John Kirby said: "Overall, VRL is enjoying the financial and operational benefits from its strategy of maintaining a balanced portfolio in key growth areas of the entertainment sector.

"The half-year's result reflects excellent trading and earnings across Cinema Exhibition with a 37% increase in EBITDA; Film Distribution increased EBITDA by 22% on a like for like basis, and Radio which continued its market leadership and increased EBITDA by 9%. Theme Parks, despite unprecedented cyclonic weather conditions, managed to deliver a result that was close to last year's record first half result after bearing a full period's interest charges.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

"In recognition of the growth and quality of group profits, cash flows and the strength of the balance sheet, your directors are therefore pleased to announce that VRL will pay a fully-franked interim dividend of 7.5 cents per Ordinary share and Preference share in April, 2008.

"While post-balance date, initiatives taken during the half year and concluded in the third quarter have significant benefit and lay the foundation for further growth.

"Most notably, in February 2008 we completed the merger between our Film Production business and Concord Music to form Village Roadshow Entertainment Group ("VREG"). VRL now owns 40.9% of this new business, and will equity account its interest thereafter. This combined business will provide compelling cross-platform opportunities for both constituent divisions, and VRL looks forward to the benefits this merged entity should deliver. The completion of the merger has realised an accounting profit of approximately A$200 million and a cash inflow of A$53 million.

"In recognition of this, the Board of VRL has declared a fully-franked special dividend of 10 cents per share on both Ordinary and Preference shares.

"We are also delighted to have successfully taken over Sydney Attractions Group ("SAQ"). As of 28 February VRL had moved to over 97% of SAQ's issued shares and we are now moving to compulsory acquisition of the remaining 3% and de-listing of the company," Mr Kirby said.

Group CEO Graham Burke commented: "Our continuing operations delivered profits after tax of $60.5 million for the period, compared to $38.9 million in the corresponding period. This 55% increase demonstrates the strong underlying growth from our dominant franchise businesses, delivered by an extraordinary management team together with stand alone conservatively geared Divisional balance sheets."

"In addition to growth in our ongoing businesses, we are currently investigating growth options for our Theme Park division in Australia and overseas as well as rolling out Gold Class cinemas in the USA. We have taken control of the SAQ Board of Directors to reflect our new ownership and to allow us to add significant value to this business through the VRL management team's expertise in marketing and operations of major attractions."

VRL Group Chairman John Kirby said: "As previously announced as part of our ongoing commitment to improved capital management and improved Earnings per Share, we have completed a 10% buy-back of Preference shares in January 2008 and intend to proceed, from late April, 2008, with an on market buy-back of up to 10% of our Ordinary shares."

A copy of this release can also be found at **www.villageroadshow.com.au**

OPERATIONAL OVERVIEW

Theme Parks

Operating profit before tax for the Theme Parks division was $20.5 million, compared to $23.2 million for the prior corresponding period. The reduction in the underlying business performance can be attributed to additional interest expense due to the increased debt levels not applying for the whole of the prior period, and a loss on disposal of assets due to some refurbishment work undertaken in the period.

The Parks suffered unseasonably poor weather during the half but managed to hold attendances remarkably well. Well above average rainfall from September through December impacted particularly on Sea World and Wet 'N' Wild but with less impact on Australian Outback Spectacular and Warner Bros. Movie World. This was offset through micro-management of cost controls coupled with improved levels of merchandising and food and beverage revenues.

Overall attendances were 2.1 million compared to the prior year numbers of 2.2 million attendances. Per capita spending was strong with total revenue increasing to $123.5 million from $118.4 million in the prior year. Attendances at Warner Bros. Movie World increased by 4.2% which can be attributed to a number of factors including the introduction of *Batwing Spaceshot* and continued impetus from *Superman Rollercoaster* introduced last year.

Additionally the Parks have been reinvigorated with a number of new marketing initiatives including the introduction of more multi-park pass ticketing options and the new digital entertainment platform, *My Fun*, both expected to generate increased ticket purchases for the 2nd half of the year.

The Australian Outback Spectacular attraction continues to trade strongly since it opened in April 2006. The show has been operating consistently at over 92% of capacity since opening. Demand has continued to be high, with double shows staged 2 nights a week throughout December and January.

Despite continued heavy rain in early January, trading has remained strong and we are confident we will outperform the prior year by the end of June 2008, due to continued tight cost controls, a staggered school holiday/Easter period encouraging increased attendances from various States, and hopefully better weather from late January.

Film Distribution

Effective 25 July 2007, VRL moved to 100% ownership of the Roadshow Distributors group. The Film Distribution division performance has shown an improvement on the prior corresponding period, before increased interest expense and amortisation arising from the acquisition. Operating profit before tax was $26.0 million compared to $10.8 million in the previous corresponding period, with the prior period representing 50% of the after tax profits for the division.

Roadshow Films is the largest independent film distributor in the Australian marketplace, with strong relationships with partners such as Warner Bros., Village Roadshow Pictures, New Line, ABC, BBC and The Weinstein Company. Theatrical releases that performed strongly include *Hairspray, Rush Hour 3, Harry Potter and the Order of the Phoenix* and *I Am Legend* which released in January 2008. Also releasing in the second half of the financial year will be *Get Smart* and *Speed Racer*.

Roadshow Entertainment was the Australian DVD market's leading distributor in 2007 and has performed exceptionally well during the period due to a continued focus on cost reduction and improved unit volumes. Strong sales were achieved from titles such as *Oceans 13, Teenage Mutant Ninja Turtles* and *The Illusionist.* TV programming on DVD has continued to increase in popularity with *Summer Heights High, Kath & Kim Series 4* and *Thank God You're Here Series 2* all exceeding expectations. Future Roadshow Entertainment titles include *I Am Legend, The Golden Compass* and *Mr Magorium's Wonder Emporium.*

Cinema Exhibition

VRL's share of operating profit before tax for the six months to 31 December 2007 was $4.2 million, excluding discontinued items, compared to a loss of $0.9 million in the previous corresponding period. EBITDA from this division was $14.3 million compared to $10.4 million.

All territories generated significant improvements on the prior year.

Box office revenues for the Top 10 film releases were 25% higher than the previous corresponding period. Movies that generated the highest attendances were *Harry Potter and the Order of the Phoenix, The Simpsons Movie, Transformers* and *Bourne Ultimatum.*

This trend has continued into the second half of the year with the release of *I Am Legend.* Releases for the rest of the financial year include *Indiana Jones and The Kingdom Of The Crystal Skull, The Chronicles Of Narnia: Prince Caspian, Speed Racer, Get Smart* and *Kung Fu Panda.*

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2007		Opened/ (Closed/Sold) July to Dec 2007		As at Dec 2007		To be Developed Jan to June 2008	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	53	533	(2)	(20)	51	513	1	12
Czech Republic	2	22	-	-	2	22	-	-
Greece	7	72	(1)	(10)	6	62	-	-
Singapore	9	73	-	-	9	73	-	-
Total	**71**	**700**	**(3)**	**(30)**	**68**	**670**	**1**	**12**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

In the December 2007 half, VRL completed the sale of its Maroussi freehold site in Greece, while locally we have closed sites in Dandenong and Toombul. The new Doncaster site in Victoria is expected to open in October 2008.

Radio

Austereo's EBIT grew 7.8% to $48.5 million against a prior year result of $45.1 million. VRL has maintained its ownership in Austereo at its current position of 51.65%.

Austereo continued its ratings leadership in the FM market in Sydney, Melbourne, Perth, Canberra and Newcastle, and was second in Adelaide and third in Brisbane. The under-40 audience share lifted from 33.2% to 35.5%. The networks attracted over 4.3 million listeners and the consistent ratings resulted in a correspondingly strong advertising support.

Sales rose 8.7% and earnings per share lifted by 9.7% on the prior year period. The Austereo Board declared an interim dividend of 4.0 cps, fully franked, which is an increase of 5.3% on the prior year.

VRL remains confident for the second half, based on the formidable first half operational outcome, coupled with Austereo management's continued focus on building the core radio business, driving cross-platform strategy and preparing for digital radio in 2009.

Film Production

Following the completion of the merger between Film Production and the US music group, Concord Music to form the Village Roadshow Entertainment Group (VREG), this division will no longer be consolidated in the results of VRL, however we remain committed to the business and look forward to strong, more diversified earnings from the combined entity going forward. With effect from February 2008, the date of completion of the merger, VRL will equity account the results of VREG.

During the second half we expect to book a one-off profit of approximately A$200 million as a result of this transaction. In addition VRL received a cash inflow of approximately A$53 million.

The divisional operating loss before tax and one-off material items for the half-year ended 31 December 2007 was $1.3 million compared with a loss of $6.6 million in the previous corresponding period.

This improved position was due to the recognition of exploitation profits on previously released films, offsetting reduced producer and overhead fee income from the fewer number of films released this half.

Films released in the period included the highly successful *I Am Legend* which has achieved box office sales in excess of US$580m. Major films set for release in the second half of the 2008 financial year include *Get Smart* and *Speed Racer*.

Capital management details

The Board of Directors resolved during the period to pay a fully franked dividend of 9 cents per ordinary share and 12 cents per A Class preference share, both of which were paid in early December 2007.

As announced to the market on 9 January, 2008, we have completed our Preference share buy-back at a cost of approximately $34.66 million. There are now approximately 98 million Preference shares remaining on issue. As of today's announcement it is still our intention to continue with the buy-back of approximately 10% of our Ordinary shares, commencing in late April, 2008.

Additionally, in recognition of the Group profits, cash flows and balance sheet, directors are pleased to announce that VRL will pay a fully franked interim dividend of 7.5 cents per Ordinary share and 7.5 cents per Preference share in April, 2008.

Lastly, and in partial recognition of the cash received on the merger of VRP with Concord to form the new VREG business, your directors are pleased to announce that a fully franked special dividend of 10 cents per Ordinary share and 10 cents per Preference share will be paid in April, 2008.

***A copy of this release can also be found at* <u>www.villageroadshow.com.au</u>**

Media enquiries:	Tony Boyd - Cosway Australia Mobile: 0408 723 763

ADDITIONAL INFORMATION: RECONCILIATION OF SEGMENT RESULT AND REPORTED EBITDA ANALYSIS – CONTINUING OPERATIONS

	Segment result [1] excluding material items		Operating result [1] excluding material items		Reported EBITDA excluding material items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Theme Parks	32,866	32,863	20,506	23,202	43,742	45,353
Film Distribution	26,255	10,814	26,030	10,814	32,657	10,814
Cinema Exhibition	5,643	4,432	4,209	(857)	14,257	10,384
Radio	48,343	44,946	40,247	38,677	52,436	47,903
Other (includes corporate overheads)	(40,864)	(35,494)	(18,749)	(14,275)	(14,453)	(12,469)
Total	**72,243**	**57,561**	**72,243**	**57,561**	**128,639**	**101,985**
Calculation of Reported EBITDA						
Profit from continuing operations before material items and tax					72,243	57,561
Add (Subtract):						
Depreciation and amortisation					34,024	26,736
Finance costs – historical cost basis					28,819	21,812
Finance costs – fair value change on derivatives					(2,146)	-
Tax on partnership profits					(29)	(34)
Interest income					(4,272)	(4,090)
Reported EBITDA (before Minority Interests)					**128,639**	**101,985**

Note 1: Certain financing and investing transactions are excluded from the definition of 'segment result' under AASB 114 *Segment Reporting*. These transactions, which comprise interest income, interest expense and profit from sale of assets have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the segment result definitions. EBITDA has been calculated from each segment's operating result.

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

CONDENSED
HALF-YEAR FINANCIAL REPORT
31 DECEMBER 2007

Your directors submit their report for the half-year ended 31 December 2007.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:
John R Kirby: B.Ec., CPA – Chairman
Robert G Kirby: B. Comm. – Deputy Chairman
Graham W Burke: - Managing Director
Peter M Harvie
William J Conn: B. Comm. (Hons), MBA, CPA, F Fin
Peter D. Jonson: B. Comm., MA, Ph. D.
D. Barry Reardon: B. Arts, MBA
David J. Evans
Robert Le Tet

REVIEW AND RESULTS OF OPERATIONS

Total revenue for the group increased by 60% to $633.1 million compared to the previous corresponding period, excluding material items of income and expense and discontinued operations. This was mainly due to an increase of $190.2 million as a result of the consolidation of the Roadshow Distributors Pty. Ltd. group ("RD group") effective from 25 July 2007 (previously equity-accounted 50% of the RD group). Total expenses excluding finance costs increased by 56% to $548.8 million, which was mainly due to an increase of $165.5 million in relation to the RD group.

Profit from continuing operations after tax was $60.5 million, compared to a profit of $38.9 million for the previous corresponding period. After tax, minority interests and discontinued operations, the net profit attributable to members of Village Roadshow Limited was $45.3 million, compared to a profit of $35.6 million in the previous corresponding period. After excluding material items of income and expense and discontinued operations, the attributable net profit for the period was $44.6 million (2006: $30.9 million).

Fully-franked interim dividends totalling $25.7 million were paid in December 2007 (2006: fully-franked special dividends totalling $92.4 million paid in December 2006). Subsequent to 31 December 2007, interim dividends totalling $17.9 million and special dividends totalling $23.9 million have been declared, which will be paid in April 2008.

Total assets of the group increased by $387.9 million compared to 30 June 2007, which included an increase of $279.8 million as a result of the consolidation of the RD group, and total liabilities of the group increased by $367.2 million compared to 30 June 2007, which included an increase of $268.9 relating to the RD group (refer Note 10).

During the period ended 31 December 2007, the group's Film Production operations were discontinued as a result of the restructuring of that division, which has been the main reason that assets and liabilities classified as held for sale have increased compared to the 30 June 2007 balances by $1,109.7 million and $1,285.4 million respectively (refer also to Notes 9 and 11).

Summarised results are as follows (excluding material items of income and expense and discontinued operations):

	Revenues $'000	Profit (Loss) before Tax $'000
Theme Parks	145,318	20,506
Film Distribution	204,561	26,030
Cinema Exhibition	137,612	4,209
Radio	136,112	40,247
Unallocated	9,497	(18,749)
Total	633,100	72,243

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) upon the option available to the company under ASIC Class Order 98/0100. The company is an entity to which this Class Order applies.

AUDITOR INDEPENDENCE

The Auditor's Independence Declaration to the Directors of Village Roadshow Limited is attached on page 4.

Signed in accordance with a resolution of the directors at Melbourne this 28th day of February 2008.

J.R. Kirby
Director

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Village Roadshow Limited

In relation to our review of the financial report of Village Roadshow Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young

D R McGregor
Partner

Melbourne
28 February 2008

INCOME STATEMENT
HALF-YEAR ENDED 31 DECEMBER 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000
Continuing operations			
Income			
Revenues		633,100	394,676
Other income		14,489	18,606
Expenses excluding finance costs	(2(b))	(548,848)	(351,771)
Finance costs		(26,674)	(21,811)
Share of net profits of associates and joint venture entities accounted for using the equity method		3,669	13,390
Profit from continuing operations before income tax expense		75,736	53,090
Income tax expense		(15,228)	(14,151)
Profit after tax from continuing operations		60,508	38,939
Discontinued operations			
Profit (loss) after tax from discontinued operations	(9)	(1,769)	7,895
Net profit for the period		58,739	46,834
Profit attributable to minority interest		13,433	11,187
Net profit attributable to members of Village Roadshow Limited		45,306	35,647

	Consolidated 2007	Consolidated 2006
Earnings per share (cents per share)		
For profit for the half-year attributable to ordinary equity holders of Village Roadshow Limited:		
Basic earnings per share	23.14c	16.05c
Diluted earnings per share	23.14c	15.97c
For profit from continuing operations for the half-year attributable to ordinary equity holders of Village Roadshow Limited:		
Basic earnings per share	24.41c	10.88c
Diluted earnings per share	24.41c	10.86c

CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2007

	Consolidated 31/12/2007 $'000	Consolidated 30/06/2007 $'000
ASSETS		
Current Assets		
Cash and cash equivalents	80,649	169,680
Trade and other receivables	265,258	262,678
Intangible assets:		
Film library	9,721	418,266
Other intangible assets	11,803	-
Other	127,542	55,166
	494,973	905,790
Assets classified as held for sale	1,143,011	33,285
Total Current Assets	1,637,984	939,075
Non-Current Assets		
Receivables	27,920	32,866
Intangibles assets:		
Radio licences	459,251	458,877
Film library	7,069	357,539
Goodwill	221,971	175,902
Other intangible assets	53,947	36,443
Investments	77,810	107,284
Property, plant & equipment	585,714	577,370
Deferred tax assets	46,514	59,063
Derivatives	6,365	30,564
Other	55,570	17,194
Total Non-Current Assets	1,542,131	1,853,102
Total Assets	3,180,115	2,792,177
LIABILITIES		
Current Liabilities		
Trade and other payables	316,504	256,241
Interest bearing loans and borrowings	52,087	557,363
Convertible notes	3,169	3,126
Other	49,974	48,451
	421,734	865,181
Liabilities directly associated with assets classified as held for sale	1,292,787	7,430
Total Current Liabilities	1,714,521	872,611
Non-Current Liabilities		
Payables	14,483	48,901
Interest bearing loans and borrowings	706,833	1,141,366
Deferred & other income tax liabilities	123,514	127,800
Other	14,304	15,748
Total Non-Current Liabilities	859,134	1,333,815
Total Liabilities	2,573,655	2,206,426
Net Assets	606,460	585,751
EQUITY		
Equity attributable to equity holders of the parent		
Issued capital	463,011	456,796
Reserves	296,946	318,253
Accumulated losses	(274,390)	(305,121)
Parent interests	485,567	469,928
Minority interests	120,893	115,823
Total Equity	606,460	585,751

CASH FLOW STATEMENT
HALF-YEAR ENDED 31 DECEMBER 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		822,883	655,643
Payments to suppliers and employees		(827,422)	(619,957)
Dividends and distributions received		1,034	2,299
Partnership profits received		231	120
Interest received		5,992	4,940
Finance costs		(67,079)	(54,745)
Income taxes paid		(32,144)	(6,316)
Net cash flows used in operating activities		(96,505)	(18,016)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, plant & equipment		(24,494)	(29,783)
Proceeds from sale of property, plant & equipment		734	194
Purchase of investments in associates & other Entities		(87,277)	(279,304)
Proceeds from sale of investments in associates & other entities		43,432	216,736
Loans to or repaid to other entities		(620)	(14,810)
Loans from or repaid by other entities		946	-
Other		(6,515)	(2,991)
Net cash flows used in investing activities		(73,794)	(109,958)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		5,700	7,170
Payment for buyback of shares		-	(535)
Proceeds from borrowings		600,980	821,021
Repayment of borrowings		(400,846)	(502,591)
Repayment of convertible debt		-	(1,479)
Dividends paid		(34,476)	(98,332)
Net cash flows from financing activities		171,358	225,254
Net increase in cash and cash equivalents held		1,060	97,280
Cash and cash equivalents at beginning of period		170,552	178,160
Effects of exchange rate changes on cash		(2,043)	(4,587)
Cash and cash equivalents at end of period	(3)	169,569	270,853
Total cash classified as:			
Continuing operations		80,649	270,502
Discontinued operations		88,920	351
Total		169,569	270,853

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
STATEMENT OF CHANGES IN EQUITY
HALF-YEAR ENDED 31 DECEMBER 2007

HALF-YEAR ENDED 31 DECEMBER 2007	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED				MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES $ '000	TOTAL $ '000	$ '000	$ '000
Balances as at 1 July 2007	456,796	(305,121)	318,253	469,928	115,823	585,751
Currency translation differences	-	-	9,242	9,242	-	9,242
Gains/(losses) on cash flow hedges	-	-	(51,567)	(51,567)	-	(51,567)
Gain on revaluation of assets	-	-	28,190	28,190	-	28,190
Valuation losses taken to equity	-	-	2,275	2,275	-	2,275
Total income (expense) recognised directly in equity	-	-	(11,860)	(11,860)	-	(11,860)
Profit for the period	-	45,306	-	45,306	13,433	58,739
Total income (expense) for the period	-	45,306	(11,860)	33,446	13,433	46,879
Exercise of options – ordinary shares	5,700	-	-	5,700	-	5,700
Share-based payment movements	515	-	1,154	1,669	-	1,669
Equity dividends	-	(25,661)	-	(25,661)	-	(25,661)
Dividend paid to minority interest	-	-	-	-	(8,815)	(8,815)
Movement resulting from changes in controlled entity buyback reserve and minority interest	-	-	485	485	452	937
Transfers between reserves	-	11,086	(11,086)	-	-	-
Balances as at 31 December 2007	463,011	(274,390)	296,946	485,567	120,893	606,460

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
STATEMENT OF CHANGES IN EQUITY (Continued)
HALF-YEAR ENDED 31 DECEMBER 2007

HALF-YEAR ENDED 31 DECEMBER 2006	ATTRIBUTABLE TO EQUITY HOLDERS OF VILLAGE ROADSHOW LIMITED				MINORITY INTEREST	TOTAL EQUITY
CONSOLIDATED	ISSUED CAPITAL $ '000	RETAINED EARNINGS $ '000	OTHER RESERVES $ '000	TOTAL $ '000	$ '000	$ '000
Balances as at 1 July 2006	552,802	(242,232)	187,571	498,141	92,185	590,326
Adjustments resulting from accounting policy changes	-	(9,804)	(139)	(9,943)	-	(9,943)
Revised Balances as at 1 July 2006	552,802	(252,036)	187,432	488,198	92,185	580,383
Currency translation differences	-	-	4,996	4,996	-	4,996
Gains/(losses) on cash flow hedges	-	-	(25,556)	(25,556)	-	(25,556)
Valuation losses taken to equity	-	-	(1,065)	(1,065)	-	(1,065)
Gain on revaluation of assets	-	-	62,777	62,777	-	62,777
Total income (expense) recognised directly in equity	-	-	41,152	41,152	-	41,152
Profit for the period	-	35,647	-	35,647	11,187	46,834
Total income (expense) for the period	-	35,647	41,152	76,799	11,187	87,986
Buyback of shares – ordinary	(69)	-	-	(69)	-	(69)
Share based payment movements	6,705	-	-	6,705	-	6,705
Equity dividends	-	(92,406)	-	(92,406)		(92,406)
Dividend paid to minority interest	-	-	-	-	(5,926)	(5,926)
Movement resulting from changes in controlled entity buyback reserve and minority interest	-	-	76,644	76,644	29,136	105,780
Transfers between reserves	-	(8)	8	-	-	-
Other changes in equity	-	(11,850)	681	(11,169)	-	(11,169)
Balances as at 31 December 2006	559,438	(320,653)	305,917	544,702	126,582	671,284

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

It is recommended that the condensed half-year financial report be considered together with any public announcements made by Village Roadshow Limited and its subsidiaries during the half-year ended 31 December 2007 in accordance with the continuous disclosure obligations arising under the *Corporations Act 2001*.

(a) Basis of Preparation

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the *Corporations Act 2001*, applicable Accounting Standards, including AASB 134 *Interim Financial Reporting* and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for derivatives and available-for-sale investments that are measured at fair value, and assets and associated liabilities held for sale that are measured at the lower of carrying amount and fair value less costs to sell.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual Financial Report of Village Roadshow Limited as at 30 June 2007.

(b) Statement of Compliance

The half-year financial report complies with AASB 134 *Interim Financial Reporting.*

The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007, except for the adoption of amending Standards and Interpretations mandatory for annual periods beginning on or after 1 July 2007.

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Village Roadshow Limited and its subsidiaries as at 31 December 2007 ('the Group').

The acquisition of the remaining 50% of the Roadshow Distributors Pty. Ltd. group ("RD group") as disclosed in Note 10 has been accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair values of the identifiable assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition. Accordingly the half-year consolidated financial statements include the results of the RD group for the period from their acquisition effective from 25 July 2007.

(d) Mandatory changes in accounting policies

The adoption of new and amended Australian Accounting Standards and Interpretations that are applicable to the consolidated Group from 1 July 2007 had no impact on this consolidated half-year financial report.

	Consolidated 2007 $'000	Consolidated 2006 $'000
2. Income and Expenses		
(a) Reconciliation of operating profit		
Profit before income tax expense	74,409	62,944
Less: Discontinued operations profit (loss) before tax	(1,327)	9,854
Less: Material items of income (expense) before tax	3,493	(4,471)
Profit before tax excluding discontinued operations & material items of income and expense	72,243	57,561
Income tax expense excluding discontinued operations & material items of income and expense	(14,180)	(15,492)
Profit attributable to minority interests excluding discontinued operations & material items of income and expense	(13,433)	(11,187)
Net profit attributable to members excluding discontinued operations and material items of income and expense	44,630	30,882

(b) Expenses excluding finance costs from continuing operations		
Cost of goods sold	54,993	25,093
Total employee expenses	144,514	123,879
Total film expenses	133,646	40,915
Advertising & promotions	58,246	22,218
Other	157,449	139,666
Total expenses excluding finance costs	548,848	351,771

(c) Material items of income and expense

The following material items of income and expense, which are included in the results shown in the Income Statement, are relevant in explaining the financial performance of the Group.

Restructuring & refinancing costs – Theme Parks division	-	(8,071)
Reversal of provisions re: legal settlements & expenses	3,493	3,600
Total profit (loss) from material items of income and expense before tax	3,493	(4,471)
Income tax revenue/(expense)	(1,048)	1,341
Total profit (loss) from material items of income and expense after tax	2,445	(3,130)

3. Cash Flows from Operating Activities

	Consolidated 31/12/2007 $'000	Consolidated 31/12/2006 $'000
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following:		
Cash on hand and at bank	51,909	84,320
Deposits at call	28,740	189,730
Sub-total	80,649	274,050
Overdrafts	-	(3,548)
Total cash on hand and at bank – continuing operations	80,649	270,502
Cash on hand and at bank attributable to discontinued operations	88,920	351
Cash on hand and at bank	169,569	270,853

4. Major Changes in Debt and Equity Securities

(a) During the six months ended 31 December 2007, the following major changes to debt and equity securities of the Village Roadshow Limited economic entity ("VRL group") occurred:

- (i) As a result of the consolidation of the Roadshow Distributors Pty. Ltd. group ("RD group") effective from 25 July 2007, additional secured interest-bearing loans of $50.0 million have been included in the debt of the VRL group;
- (ii) Additional net draw-downs on existing secured debt facilities totalling $80.0 million were made by the VRL group;
- (iii) 2,000,000 Ordinary shares were issued by the Company following the exercise of 2,000,000 options, and total conversion proceeds received were $5.7 million:and
- (iv) As a result of the classification of the Film Production division as a discontinued operation, secured and unsecured borrowings that were shown in the VRL group balance sheet as at 30 June 2007 (totalling $1,045.1 million at that date) have now been included as part of the total shown as "liabilities directly associated with assets classified as held for sale" in the VRL group balance sheet as at 31 December 2007 (totalling $1,154.7 million at that date) (refer also to Notes 4(b)(iv) and 9).

(b) Subsequent to 31 December 2007, the following major changes to debt and equity securities of the VRL group occurred:

- (i) An additional $75.0 million was drawn under the secured RD group facility, of which $50.0 million was used to partially-repay the secured Village Roadshow Limited ("VRL") facility;
- (ii) Village Roadshow Limited commenced and completed an on-market buyback for 10.9 million A Class Preference shares for a total cost of approximately $34.7 million;
- (iii) An addition $40.0 million was drawn under the secured VRL facility; and
- (iv) As a result of the de-consolidation of the Village Roadshow Pictures Group (refer Notes 9 & 11), secured and unsecured borrowings totalling $1,154.7 million as at 31 December 2007 have been removed from the VRL group liabilities subsequent to 31 December 2007.

5. Changes to Composition of Entity

Other than as described in Notes 9 and 10, there were no changes in composition to the consolidated entity which had a material impact during the half-year ended 31 December 2007.

	Consolidated 2007 $'000	Consolidated 2006 $'000
6. Dividends Paid and Proposed		
Equity Dividends		
(a) Dividends paid during the half-year		
Fully-franked interim dividend on ordinary shares of 9.0 cents per share paid in December 2007 (2006: Nil)	12,691	-
Fully-franked interim dividend on preference shares of 12.0 cents per share paid in December 2007 (2006: Nil)	12,970	-
	25,661	-
Special dividend of Nil (2006: fully-franked special dividend on ordinary shares of 34.0 cents per share paid in December 2006)	-	51,871
Special dividend of Nil (2006: fully-franked special dividend on preference shares of 37.0 cents per share paid in December 2006)	-	40,535
	-	92,406
Total dividends paid during the half-year	25,661	92,406
(b) Dividends declared subsequent to half-year end and not recognised as a liability		
Fully-franked interim dividend on ordinary shares of 7.5 cents per share payable in April 2008 (2006: Nil)	10,576	-
Fully-franked interim dividend on preference shares of 7.5 cents per share payable in April 2008 (2006: Nil)	7,354	-
	17,930	-
Fully-franked special dividend on ordinary shares of 10.0 cents per share payable in April 2008 (2006: Nil)	14,101	-
Fully-franked special dividend on preference shares of 10.0 cents per share payable in April 2008 (2006: Nil)	9,805	-
	23,906	-
Total dividends declared subsequent to half-year end	41,836	-

In October 2007, Austereo Group Limited ("AGL"), a controlled entity of the Village Roadshow Limited group, paid a fully-franked final dividend for 30 June 2007 of 5.2 cents per share. Subsequent to 31 December 2007, AGL declared a fully-franked dividend of 4.0 cents per share.

7. Contingent Liabilities and Assets

(a) Contingent Liabilities

Contingent liabilities are not materially different from those disclosed in the 30 June 2007 accounts except as follows:

(i) Claim received from the service company of Mr. Peter Ziegler (Note 22(a)(ix) in the 30 June 2007 accounts):

As advised to the Australian Securities Exchange on 18 December 2007, there was a confidential settlement between Village Roadshow Limited ("VRL") and Orrong Strategies Pty. Ltd., the company of former executive Peter Ziegler. Following the settlement, VRL has written-back the remaining provisions of $3.5 million in relation to this matter, which had previously been reduced by $3.6 million in the year ended 30 June 2007 (refer Note 2(c)).

7. Contingent Liabilities and Assets (continued)

(b) Contingent Assets

Contingent assets are not materially different from those disclosed in the 30 June 2007 accounts except as follows:

(i) Judgement awarded to Village Roadshow Limited (Note 22(b)(ii) in the 30 June 2007 accounts):

As detailed in Note 7(a)(i) above, following the confidential settlement between VRL and Orrong Strategies Pty. Ltd., there is no longer any contingent asset relating to this matter.

8. Reporting by Business Segments

	Consolidated		Consolidated excluding Discontinued Operations & Material items of income and expense	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Segment revenue:				
Theme Parks	145,318	132,596	145,318	132,596
Film Production	410,424	259,184	-	-
Film Distribution	204,561	-	204,561	-
Cinema Exhibition	137,612	124,261	137,612	121,346
Radio	136,112	127,360	136,112	127,360
Unallocated	11,576	15,753	9,497	13,374
Total segment revenue	1,045,603	659,154	633,100	394,676
Segment result:				
Theme Parks	32,866	24,792	32,866	32,863
Film Production	47,045	43,642	-	-
Film Distribution	26,255	10,814	26,255	10,814
Cinema Exhibition	5,643	10,866	5,643	4,432
Radio	48,343	44,946	48,343	44,946
Unallocated *	(85,743)	(72,116)	(40,864)	(35,494)
Total segment result	74,409	62,944	72,243	57,561

* Unallocated segment result includes items which are not included in the definition of segment results under Accounting Standard AASB 114 *Segment Reporting,* as well as all other items which are included in operating profit before tax.

Operating profit before tax (attributes unallocated items to divisional results):

	Consolidated		Consolidated excluding Discontinued Operations & Material Items of income and expense	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Theme Parks	20,506	15,131	20,506	23,202
Film Production	(1,327)	(6,595)	-	-
Film Distribution	26,030	10,814	26,030	10,814
Cinema Exhibition	4,209	15,592	4,209	(857)
Radio	40,247	38,677	40,247	38,677
Other	(15,256)	(10,675)	(18,749)	(14,275)
Total	74,409	62,944	72,243	57,561

9. Discontinued Operations

(a) Operations classified as discontinued in prior periods and the current period:

During the half-year ended 31 December 2007, with the exception of the final sale proceeds instalment of NZD 20.5 million in relation to the sale of the Cinema Exhibition operations of New Zealand/Fiji in June 2006, there have been no other significant results or cash flows for those operations classified as discontinued in prior periods. Details of the composition of the attributable net profit (loss) from those discontinued operations for the current and previous corresponding periods are as follows:

	Consolidated 2007 $'000	Consolidated 2006 $'000
Segment/Territory:		
Cinema Exhibition – Germany	-	221
Cinema Exhibition – Austria	-	(1,085)
Cinema Exhibition – New Zealand/Fiji	-	2,998
Cinema Exhibition – Italy	-	13,023
Sub-total (including income tax expense of $1.292 million in 2006)	-	15,157
Film Production – British Virgin Islands (refer note 9(b))	(1,769)	(7,262)
Total attributable net profit (loss) from discontinued operations	(1,769)	7,895

(b) Operations classified as discontinued in the current period:

As advised to the Australian Securities Exchange on 8 February 2008, which updated an announcement date 3 September 2007, the economic entity has restructured its interests in the Village Roadshow Pictures Group ("VRPG") as part of the Village Roadshow Entertainment Group ("VREG") restructuring. The VRL group has reduced its interest in the new VREG group to approximately 41%, and as a result VRPG will be de-consolidated from the VRL group accounts. Additional disclosures relating to the Film Production division discontinued operation in the British Virgin Islands are as follows:

	Consolidated 2007 $'000	Consolidated 2006 $'000
(i) Income Statement Information:		
Total revenue	412,639	260,477
Total expenses	(413,713)	(267,072)
Share of associates' losses	(253)	-
Operating loss from discontinued operations before tax	(1,327)	(6,595)
Income tax expense	(442)	(667)
Operating loss from discontinued operations after tax	(1,769)	(7,262)
(ii) Cash Flow Extract Information – Film Exploitation:		
Receipts from customers	399,489	223,959
Payments to suppliers and employees *	(518,235)	(220,014)
Finance costs	(31,698)	(28,194)
Proceeds from borrowings	422,579	160,222
Repayment of borrowings	(253,004)	(110,027)

* Includes film acquisition costs of $226.6 million (2006: $101.3 million)

	Consolidated 2007 $'000
(iii) Balance Sheet / Other Information:	
Assets – carrying amount at balance date[1]	1,126,056
Liabilities at balance date	1,292,787
Net assets (liabilities) at balance date	(166,731)
Net assets disposed	(147,588)
Selling price of net assets disposed	53,412
Profit on disposal	201,000
Tax expense relating to disposal	-

[1] Assets held for sale other than in relation to discontinued operations 16,955

10. Business Combination

(a) Acquisition of remaining 50% of the Roadshow Distributors Pty. Ltd. group:

As detailed in the Company's 30 June 2007 financial report, the Village Roadshow Limited group ("VRL group") acquired the remaining 50% of the Roadshow Distributors Pty. Ltd. group ("RD group") for a payment of $95.0 million and assumption of a shareholder loan of $34.4 million. The transaction, which was effective from 25 July 2007, was funded by a drawdown on the VRL group bank facilities and from existing cash reserves.

	Consolidated	
	Recognised on acquisition $'000	Values before acquisition $'000
Cash and cash equivalents	20,517	20,517
Receivables	97,629	97,629
Film distribution royalties	51,363	51,363
Intangible assets	30,576	13,469
Other assets	26,211	24,378
	226,296	207,356
Payables	70,758	70,758
Borrowings	25,000	25,000
Other liabilities	36,097	45,854
	131,855	141,612
Fair value of identifiable net assets	94,441	65,744
Goodwill arising on acquisition	35,150	
	129,591	
Cost of combination:		
Cash paid	95,000	
Shareholder loan assumed	34,440	
Costs associated with the acquisition	151	
	129,591	
The net outflow on acquisition is as follows:		
Net cash acquired with the subsidiary (50%)	20,517	
Net cash previously equity accounted, now consolidated (50%)	20,517	
Cash Paid	95,000	
Net Cash outflow	53,966	

From the date of acquisition, the RD group has contributed $16.5 million to the consolidated net profit of the Group (in addition to contributing $2.0 million as share of associates profit prior to consolidation). The accounting for the above acquisition is provisional at this stage, in accordance with AASB 3 *Business Combinations*.

As required to be disclosed under AASB 3, for the period 1 July 2007 to 31 December 2007, the RD group revenue was $248.0 million, and profit after tax was $20.5 million.

(b) Acquisition of additional investment in Sydney Attractions Group Limited:

During the half-year ended 31 December 2007, the VRL group had cash outflows of approximately $33.3 million relating to the purchase of the additional investment in Sydney Attractions Group Limited (refer also to Note 11(b)).

11. Events Subsequent to Balance Date

Other than as referred to below and in Note 4(b), there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial half-year.

(a) Proposed buyback of Ordinary shares:

As advised to the Australian Securities Exchange on 17 December 2007, the Company has advised that it intends to buyback approximately 10% of the Ordinary shares on issue (13.9 million shares), commencing from late April 2008 onwards. The buyback of A Class Preference shares also announced at that time was commenced and completed in January 2008 (refer Note 4(b)).

(b) Takeover offer for Sydney Attractions Group:

As a result of the previously-advised takeover offer for all of the shares in Sydney Attractions Group Limited ("SAQ") that weren't previously owned by the VRL group, and as advised to the Australian Securities Exchange on 15 February 2008, the VRL group has now obtained control of SAQ. The impact of consolidating SAQ into the VRL group accounts is not yet able to be quantified, but will be included in the VRL group 30 June 2008 financial report. Subsequent to 31 December 2007, an additional $83.5 million has been paid or is payable for shares acquired under the takeover offer, with the SAQ ownership now exceeding 97%.

(c) Restructuring of Village Roadshow Pictures Group to form Village Roadshow Entertainment Group:

As advised to the Australian Securities Exchange on 8 February 2008, which updated an announcement dated 3 September 2007, the restructuring of the Village Roadshow Pictures Group ("VRPG") to form the Village Roadshow Entertainment Group ("VREG") with the Concord Music Group was completed on 7 February 2008 (USA time). As a result of the VRL group reducing its ownership of VREG to approximately 41%, VRPG will be de-consolidated from the VRL group accounts, which will result in a one-off profit after tax of approximately $200 million. In addition, total assets and liabilities of the VRL group will reduce by approximately $1,126.1 million and $1,292.8 million respectively. VRPG has been classified as a discontinued operation in the 31 December 2007 accounts of the VRL group.

DIRECTORS' DECLARATION
31 DECEMBER 2007

In accordance with a resolution of the directors of Village Roadshow Limited, I state that:

In the opinion of the directors -

a) the financial statements and notes of the Consolidated Entity are in accordance with the *Corporations Act 2001*, including:

   i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

   ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

J.R. Kirby
Director

Melbourne, 28 February 2008

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Village Roadshow Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Village Roadshow Limited, which comprises the condensed balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Village Roadshow Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Village Roadshow Limited is not in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst & Young

Ernst & Young

D R McGregor
Partner

Melbourne
28 February 2008

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Village Roadshow
Growing The Vision

HALF YEAR RESULT COMMENTARY

For the Period Ended 31 December 2007

VILLAGE ROADSHOW LIMITED

1. Strategic Highlights
2. VRL Overview
3. The Half Year in Summary
4. Divisional Performance and Outlook

VILLAGE ROADSHOW LIMITED

1. STRATEGIC HIGHLIGHTS

VILLAGE ROADSHOW LIMITED

- Village Roadshow's Film Production division and Concord Music merged to form Village Roadshow Entertainment Group (VREG)
  - Creates powerhouse and compelling cross-platform opportunities
- Move to 100% ownership of Roadshow Film Distributors
  - Accompanied by increase in market share
- Control of Sydney Attractions Group (SAQ) achieved as of February 2008
- Launch of *My Fun* entertainment website
  - To be a destination site and drive cross marketing opportunities

VILLAGE ROADSHOW LIMITED

- Rewarding loyal shareholders with
  - Interim dividends - 7.5 cents per share (fully franked)
  - Special dividends - 10 cents per share (fully franked)
  - Buy-back of 10% of Preference Shares
  - Buy-back of Ordinary Shares announced
- Dividends and capital initiatives underpinned by quality earnings stream from balanced portfolio
- Strong balance sheet and financial debt ratios

VILLAGE ROADSHOW LIMITED

THEME PARKS NEW OPPORTUNITIES

- Extensive research and ground work in train to drive VRL's number one vehicle of growth
- Preliminary due diligence on specific assets of MFS Living and Leisure
- Sydney Attractions Group
  - completely change strategic direction to allow closer integration with proven VRL systems and marketing strength
  - refocus Sydney Wildlife World to significantly drive earnings

VILLAGE ROADSHOW LIMITED

GOLD CLASS USA

- 15 sites Board approved and underway
- Management team in place
- 1st site will open this year
- Several others in negotiation stage

VREG

- Merger of VRP and Concord Music to attain economies of scale and extract synergies between movies and music including operational, revenue and cross-marketing opportunities

VILLAGE ROADSHOW LIMITED

- In February 2008 VRL successfully reached over 97% ownership of SAQ
- Over the next few months VRL will move to compulsorily acquire the remaining shares
- We will overlay our existing Theme Parks knowledge and expertise to grow this business

VILLAGE ROADSHOW LIMITED

2. VRL OVERVIEW

VILLAGE ROADSHOW LIMITED

Debt Profile *(A$ millions)*

	Dec 2007	June 2007
<u>On Balance Sheet Debt</u>		
Theme Parks	330.5	332.0
Film Production	n/a	1,041.6
Cinema Exhibition	85.9	92.5
Film Distribution (previously Off Balance Sheet)	50.0	n/a
Austereo	229.5	232.7
Corporate/Other	66.2	3.1
Total Debt on Balance Sheet	762.1	1,701.9
Cash On Hand	(80.6)	(169.7)
Net Debt on Balance Sheet	[illegible]	1,532.2
<u>Off Balance Sheet Debt</u>		
Distribution (June 2007 reflects 50% ownership)	n/a	25.0
Held for sale: Film Production 100%	1,065.8	n/a
Total Net Debt	[illegible]	1,557.2

Debt & Interest Cover by Division (Feb 2008)

	Debt / EBITDA	Interest Cover
Theme Parks	3.9	2.7
Film Distribution	2.5	17.4
Cinema Exhibition	2.0	3.1
Austereo	2.5	5.4
Total VRL Group	3.5	4.3

VILLAGE ROADSHOW LIMITED

3. THE HALF YEAR IN SUMMARY

VILLAGE ROADSHOW LIMITED

- Main engine of growth is theme park/ water park business
- We operate strong franchises in market dominant businesses
- Well managed, experienced leadership teams in place
- All businesses appropriately leveraged
- Capacity within existing debt facilities for future expansion
- Seeking acquisitions in new markets within existing business portfolios

VILLAGE ROADSHOW LIMITED

Net Profit Before Tax by Division

	2007	2006	2006[1]
Theme Parks	20.5	23.2	23.2
Film Distribution	26.0[2]	10.8	27.2
Cinema Exhibition	4.2	(0.9)	(0.9)
Austereo	40.2	38.7	38.7
Other	(18.7)	(14.3)	(14.3)
Total Net Profit Before Tax	72.2	57.5	73.9

(1) Roadshow at 100% ownership

(2) Includes $5.6m amortisation due to revalued film distribution rights on move to 100% ownership

VILLAGE ROADSHOW LIMITED

Reconciliation of EBITDA to Operating Cashflows as at Dec 07

(A$ millions)

	EBITDA	Working Capital	Interest / Tax	Operating Cashflow
Theme Parks	43.7	(7.4)	(15.0)	21.3
Film Distribution	32.7	9.7	(18.4)	24.0
Cinema Exhibition	14.3	(7.0)	(1.1)	6.2
Austereo	52.4	(4.5)	(21.2)	26.7
Other	(14.5)	(4.0)	(5.8)	(24.3)
Profit After Tax (Reported EBITDA)	128.6	(13.2)	(61.5)	53.9
Film Production (1)	-	(118.7)	(31.7)	(150.4)
Profit After Tax (Reported EBITDA)	128.6	(131.9)	(93.2)	(96.5)

(1) Film Production working capital includes acquisition of films ($226.6 million outflow) and EBITDA ($47.4 million inflow), due to EBITDA being excluded from continuing operations in the Dec half.

VILLAGE ROADSHOW LIMITED

4. DIVISIONAL PERFORMANCE AND OUTLOOK

VILLAGE ROADSHOW LIMITED

A. THEME PARKS

VILLAGE ROADSHOW LIMITED

VRL is the largest Theme Park owner/operator in Australia

Theme Parks Results			
	Reported		
	2007	2006	%
EBITDA	43.7	45.4	(3.7)
Depreciation & Amortisation	(12.1)	(12.4)	2.4
Interest	(11.1)[1]	(9.8)	(13.3)
Profit Before Tax	20.5	23.2	(11.6)

(1) *Interest increased due to full 6 months of debt funding in Dec 2007 half*

VILLAGE ROADSHOW LIMITED

- Theme park revenues up by 4.3% on prior year driven by strong per cap spend
- Attendances over 2.1 million (prior year 2.2 million).
    - Excellent result given major impact of poor weather
- WB Movie World continued strong attendances (up on prior year by 4.2%)
- Australian Outback Spectacular remains an excellent performer
- New attractions - Sesame Street at Sea World and Surfrider at Wet 'n' Wild opened to excellent customer response
- Wet 'n' Wild and Sea World attendances suffered due to cyclonic weather over peak periods (400mm rain in last 4 months after dry 2006)
- Multi park passes proving popular
- MyFun digital entertainment platform successfully launched in Sept

VILLAGE ROADSHOW LIMITED

- Post December trading very solid
- New attractions
  - Whale Watching from Sea World starting in May
  - Jet Rescue Ride at Sea World from Sept/Oct
  - Massive new LIVE Stunt Show at Warner Bros Movie World from Sept/Oct with over $10 million production budget
- Further new attractions will continue to drive admissions
- Major new marketing initiatives continue to roll out with key partners - Coca Cola, JetStar and Channel 9
- SAQ to integrate into Group

VILLAGE ROADSHOW LIMITED

B. FILM DISTRIBUTION

VILLAGE ROADSHOW LIMITED

VRL moved to 100% ownership of Roadshow on 15th August 2007.

Film Distribution Results *(A$ millions)*

	2007	2006[1]	2006	↕ %
Underlying EBITDA	32.7	26.8	15.1	22.0
Depreciation & Amortisation	(6.3)[2]	(0.5)	(0.4)	(1,260)
Interest	(0.4)	0.9	0.5	(144.4)
Profit Before Tax	26.0	27.2	15.2	(4.4)
Tax	(7.6)	(7.9)	(4.4)	3.8
Profit After Tax	18.4	19.3	10.8	(4.7)

(1) Restated for 100%

(2) Higher Depreciation & amortisation due to revalued film library on move to 100% ownership

VILLAGE ROADSHOW LIMITED

- Increase in EBITDA
- Greater market share and leadership position strengthened
- Strong DVD performance with titles such as *Oceans 13*, *Teenage Mutant Ninja Turtles* and *The Illusionist*
- TV DVD titles also performed extremely well, particularly *Summer Heights High*, *Kath & Kim Series 4* and *Thank God You're Here Series 2*
- Successful theatrical releases included *Hairspray*, *Rush Hour 3*, *Harry Potter and the Order of the Phoenix.*

VILLAGE ROADSHOW LIMITED

- Second half looking good with new titles including *I Am Legend*, *The Golden Compass*, *Get Smart* and *Sex in the City: The Movie*
- Continued focus on cost reduction and improved margins
- Roadshow content is the key driver behind how VRL will participate in the emerging Internet based movie services sector
    - Video on Demand
    - Electronic Sell Through

VILLAGE ROADSHOW LIMITED

C. CINEMA EXHIBITION

VILLAGE ROADSHOW LIMITED

Cinema Exhibition Results *(A$ millions)*

	2007	2006	↕ %
Total Reported EBITDA	14.3	10.4	37.5
Depreciation & Amortisation	(9.6)	(9.9)	3.0
Interest	(0.5)	(1.4)	64.3
Profit Before Tax (1)	4.2	(0.9)	567

(1) *Before Material One-off Items and Discontinuing Operations*

VILLAGE ROADSHOW LIMITED

- All territories generated significant improvement on prior period
- Gold Class and Vmax have driven profit margins at existing and new sites
- Strongest box office contributors were *Harry Potter and the Order of the Phoenix*, *Simpsons Movie*, *Transformers* and *The Bourne Ultimatum*
- Gold Class USA incurred some start up costs and is on schedule to open first site in late 2008

VILLAGE ROADSHOW LIMITED

- Favorable product outlook in the second half:
  - *I am Legend, Indiana Jones and The Kingdom Of The Crystal Skull, The Chronicles Of Narnia: Prince Caspian, Get Smart* and *Speed Racer*
- Continued concentration on managing costs and margins
- New mega site at Doncaster in Victoria expected to open in Oct 2008

VILLAGE ROADSHOW LIMITED

D. AUSTEREO

VILLAGE ROADSHOW LIMITED

VRL holds 51.65% of Austereo Group Limited.

Austereo Results (1)			
	2007	2006	↕ %
Reported EBITDA	52.4	47.9	9.4
Depreciation & Amortisation	(4.1)	(3.0)	(36.7)
Interest	(8.1)	(6.2)	(30.6)
Profit Before Tax	40.2	38.7	3.9
Tax	(12.4)	(11.9)	(4.2)
Net Profit After Tax	27.8	26.8	3.7
Dividend to VRL ($m)	9.4	8.9	5.6

(1) 100% of Austereo, before Minority Interests (except Dividend to VRL).

- EBIT growth of 7.8%
- Sales Revenue growth of 8.7%
- EPS growth of 9.7%
- Market leadership maintained
  - 4.38 million audience Nationwide
  - Under 40 audience share increases from 33.2% to 35.5%
  - #1 FM in Sydney, Melbourne, Perth, Newcastle and Canberra
- Strong operating cost management

VILLAGE ROADSHOW LIMITED

- Continued growth in digital media operations
  - #1 in unique browsers for radio sites
  - Online page impressions up 89% to monthly average of 4.33 million
  - Online radio streaming averages 711,000 monthly
  - Digital audio broadcasting (DAB+) commences 1st January, 2009
- Anticipate 2nd half market growth on the back of Triple M development drive with outstanding line-up of leading personalities and shows
- For more information go to www.austereo.com.au

VILLAGE ROADSHOW LIMITED

E. FILM PRODUCTION

VILLAGE ROADSHOW LIMITED

In February 2008 Film Production business merged with US music group (Concord) to form Village Roadshow Entertainment Group. VRL retains just over 40% of new VREG entity.

Film Production Results

	2007	2006	↕ %
Reported EBITDA	47.4	44.0	7.7
Depreciation & Amortisation	(0.4)	(0.4)	-
Interest on film portfolio debt and P-note	(48.3)	(50.2)	3.8
Profit Before Tax	(1.3)	(6.6)	80.3

From February 2008 merger date VRL will equity account the results of VREG

VILLAGE ROADSHOW LIMITED

- Portfolio 3 commenced and is expected to contain 20 films
- Strong box office performance from *I Am Legend*, so far achieving over US$580m in global box office
- Improved result this half due to higher exploitation profits on previously released films, offsetting reduced P& O fees from films released this half

VILLAGE ROADSHOW LIMITED

- Upcoming film releases include *Speed Racer* (directed by the Wachowski brothers of *Matrix* fame) and *Get Smart* (starring Steve Carell and Ann Hathaway)
- Major films in production for 2009 include *Gran Torino*, *Nights In Rodanthe*, *Yes Man* and *Where the Wild Things Are*
- More film releases to follow on resolution of US writers strike
- First 2 film portfolios complete - small profits will continue to be booked by VREG
- Future results of VREG will be equity accounted by VRL

VRL Dec 07 results re-stated for VREG impacts

VILLAGE ROADSHOW LIMITED

Pro-forma Balance Sheet summary (Dec 07 re-statement - *A$ millions*)

	VRL Group incl VRPG	VRPG Group	VREG Group	Pro-forma VRL Group
Assets				
Cash	81	-	53	134
Other Current Assets (exc. Held for Sale)	414	-	-	414
Assets Held for Sale	1,143	(1,126)	-	17
Non Current Assets	1,542	11	-	1,553
Total Assets	3,180	(1,115)	53	2,118
Liabilities				
Current Liabilities (exc. those re Held for Sale assets)	422	-	-	422
Liabilities re Assets Held for Sale	1,293	(1,293)	-	-
Non Current Liabilities	859	-	-	859
Total Liabilities	2,574	(1,293)	-	1,281
Net Assets	606	178	53	837
Contributed Equity	463	-	-	463
Reserves	297	32	-	329
Accumulated Losses	(275)	(2)	-	(277)
One-off Profit on Deconsolidation of VRPG	-	148	53	201
Minority Interests	121	-	-	121
Total Equity	606	178	53	837

VRL Dec 07 results re-stated for VREG impacts

VILLAGE ROADSHOW LIMITED

Pro-forma Cash Flow extracts (Dec 07 re-statement - *A$ millions*)

	VRL Group incl VRPG	VRPG Group	VREG Group	Pro-forma VRL Group
Operating Cash Flows - total	(96)	150	-	54
Financing cash flows - extract				
Proceeds from borrowings	601	(423)	-	178
Repayment of borrowings	(401)	253	-	(148)
Net Proceeds from borrowings	200	(170)	-	30

Note: US$47.8m cash received from VREG will be reflected as proceeds from sale of assets/investments.

VILLAGE ROADSHOW LIMITED

CONCLUSION

VILLAGE ROADSHOW LIMITED

- Profit growth in Theme Park business and opportunities
- Future profit streams from Gold Class USA and Sydney Attractions Group
- Strong cash flow generating businesses continue to deliver
- Demonstrates the benefit of diversified income stream/ balanced portfolio in key growth areas of the entertainment sector
- Conservatively geared balance sheet with separate divisional debt silos
- After buy backs, VRL will have approx. 225m shares on issue
- VRL has continued delivering on its vision and is now managing targeted new opportunities

END